Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2017

NEWS RELEASE

Financial Highlights

	1Q 2017 GAAP	1Q 2017 Non-GAAP
• Net sales	$127.3 million (-12% Q/Q, +13% Y/Y)	$127.3 million (-12% Q/Q, +13% Y/Y)
• Gross margin	50.9%	51.0%
• Operating margin	23.6%	26.4%
• Earnings per diluted ADS	$0.65	$0.70

Business Highlights

•	Embedded Storage[1] sales decreased approximately 10% Q/Q and accounted for about 80% of total sales, similar to the previous quarter

•	Client SSD controller sales decreased approximately 20% Q/Q

•	eMMC controller sales was approximately flat Q/Q

•	SSD solutions sales decreased approximately 10% Q/Q

•	Secured first design-in with a leading handset OEM for our UFS controller solution

TAIPEI, Taiwan and MILPITAS, Calif., April 28, 2017 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2017. For the first quarter, net sales decreased 12% sequentially to $127.3 million from $144.2 million in the fourth quarter. Net income (GAAP) decreased to $23.5 million or $0.65 per diluted ADS (GAAP) from a net income (GAAP) of $26.2 million or $0.73 per diluted ADS (GAAP) in the fourth quarter.

For the first quarter, net income (non-GAAP) decreased to $25.1 million or $0.70 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $33.9 million or $0.95 per diluted ADS (non-GAAP) in the fourth quarter.

First Quarter 2017 Review

“As expected, our sales in the first quarter was affected by seasonal weakness and ongoing tightness in NAND flash availability,” said Wallace Kou, President and CEO of Silicon Motion. “Sales of our client SSD controllers were seasonally weak, our eMMC controllers were seasonally flat and our SSD solutions declined due to NAND flash shortage.”

[1]	Embedded Storage comprises primarily eMMC and client SSD controllers and enterprise and industrial SSD solutions.

Sales

	1Q 2017		4Q 2016		1Q 2016
(in millions, except percentages)	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$116.5	92%	$130.3	90%	$104.0	92%
Q/Q	-11%		-11%		19%
Y/Y	12%		49%		63%
Mobile Communications**	$9.3	7%	$12.5	9%	$7.0	6%
Others	$1.5	1%	$1.4	1%	$1.7	2%
Total revenue	$127.3	100%	$144.2	100%	$112.7	100%
Q/Q	-12%		-9%		15%
Y/Y	13%		47%		40%

*	Mobile Storage products include Embedded Storage products (eMMC and client SSD controllers and enterprise and industrial SSD solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

	GAAP			Non-GAAP
(in millions, except percentages and per ADS amounts)	1Q 2017	4Q 2016	1Q 2016	1Q 2017	4Q 2016	1Q 2016
Revenue	$127.3	$144.2	$112.7	$127.3	$144.2	$112.7
Gross profit	$64.8	$72.1	$57.0	$64.9	$72.3	$57.0
Percent of revenue	50.9%	50.0%	50.6%	51.0%	50.2%	50.6%
Operating expenses	$34.8	$37.3	$29.3	$31.2	$28.5	$26.8
Operating income	$30.0	$34.9	$27.7	$33.6	$43.8	$30.2
Percent of revenue	23.6%	24.2%	24.6%	26.4%	30.4%	26.8%
Earnings per diluted ADS	$0.65	$0.73	$0.65	$0.70	$0.95	$0.68

Other Financial Information

(in millions)	1Q 2017	4Q 2016	1Q 2016
Cash and cash equivalents, and short-term investments	$304.4	$277.8	$191.0

Bank loans	$25.0	$25.0	—
Capital expenditures	$3.1	$2.5	$2.0
Dividend payments	$7.1	$7.1	$5.3
Loan repayments	—	$10.0	—

During the first quarter, we had $3.1 million of capital expenditures for the routine purchase of software and design tools.

Our first quarter cash flows were as follows:

3 months ended Mar. 31, 2017

(In $ millions)
Net income (GAAP)	23.5
Depreciation & amortization	2.5
Changes in operating assets and liabilities	5.4
Others	5.5

Net cash provided by operating activities	36.9

Acquisition of property and equipment	(3.1)

Net cash used in investing activities	(3.1)

Dividend	(7.1)
Others	0.4

Net cash used in financing activities	(6.7)

Effects of changes in foreign currency exchange rates on cash	0.9

Net increase in cash and cash equivalents	28.0

Returning Value to Shareholders

On October 24, 2016, the Board of Directors of the Company declared a $0.80 per ADS annual dividend to be paid in quarterly installments of $0.20 per ADS. On February 23, 2017, we paid $7.1 million to shareholders as the second installment of our annual dividend.

Business Outlook

“We expect our sales to begin to pick up in the second quarter, with anticipated growth from our embedded storage products,“ said Wallace Kou, President and CEO of Silicon Motion. “We continue to believe NAND flash supply will increase more meaningfully in the second half of this year and our business will rebound accordingly.”

For the second quarter of 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$134m to $140m 5% to 10% Q/Q	—	$134m to $140m 5% to 10% Q/Q
Gross margin	48.5% to 50.5%	—	48.5% to 50.5%
Operating margin	24.6% to 26.7%	Approximately $1.1m to 1.2m*	25.5 to 27.5%

*	Operating margin (non-GAAP) excludes $0.5 million of amortization of intangible assets, and $0.6 million to $0.7 million of stock-based compensation.

For the full year 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$556m to $612m 0% to +10% Y/Y	—	$556m to $612m 0% to +10% Y/Y
Gross margin	49% to 51%	Approximately $0.5m*	49% to 51%
Operating margin	24.3% to 26.4%	Approximately $17.9m to 18.9m**	27.5% to 29.5%

*	Gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Operating margin (non-GAAP) excludes $2.1 million of amortization of intangible assets, $0.3 million of litigation expense, and $15.5 million to $16.5 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 28, 2017.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 188 6995

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 188 6995

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments, which were made before 2007, to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excluding losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2016 ($)	Dec. 31, 2016 ($)	Mar. 31, 2017 ($)
Net Sales	112,682	144,198	127,292
Cost of sales	55,721	72,080	62,466

Gross profit	56,961	72,118	64,826
Operating expenses
Research & development	19,198	26,038	24,338
Sales & marketing	6,215	5,651	5,758
General & administrative	3,349	5,048	4,220
Amortization of intangibles assets	526	526	526

Operating income	27,673	34,855	29,984
Non-operating income (expense)

Interest income, net	425	623	759
Foreign exchange gain (loss), net	60	112	(347)
Impairment of long-term investments	—	(13)	—
Others, net	—	(4)	(11)

Subtotal	485	718	401

Income before income tax	28,158	35,573	30,385
Income tax expense	5,144	9,416	6,874

Net income	23,014	26,157	23,511

Earnings per basic ADS	$0.66	$0.74	$0.66
Earnings per diluted ADS	$0.65	$0.73	$0.65

Margin Analysis:
Gross margin	50.6%	50.0%	50.9%
Operating margin	24.6%	24.2%	23.6%
Net margin	20.4%	18.1%	18.5%

Additional Data:
Weighted avg. ADS equivalents[2]	35,014	35,324	35,446
Diluted ADS equivalents	35,412	35,623	35,972

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2016 ($)	Dec. 31, 2016 ($)	Mar. 31, 2017 ($)
Gross profit (GAAP)	56,961	72,118	64,826
Gross margin (GAAP)	50.6%	50.0%	50.9%

Stock-based compensation expense (A)	43	199	67
Gross profit (non-GAAP)	57,004	72,317	64,893
Gross margin (non-GAAP)	50.6%	50.2%	51.0%

Operating expenses (GAAP)	29,288	37,263	34,842
Stock-based compensation expense (A)	(1,946)	(8,228)	(3,068)
Amortization of intangible assets	(526)	(526)	(526)
Litigation expense	(39)	(2)	—
Operating expenses (non-GAAP)	26,777	28,507	31,248

Operating profit (GAAP)	27,673	34,855	29,984
Operating margin (GAAP)	24.6%	24.2%	23.6%
Total adjustments to operating profit	2,554	8,955	3,661
Operating profit (non-GAAP)	30,227	43,810	33,645
Operating margin (non-GAAP)	26.8%	30.4%	26.4%

Non-operating income (expense) (GAAP)	485	718	401
Foreign exchange loss (gain), net	(60)	(112)	347
Impairment of long-term investments	—	13	—
Non-operating income (expense) (non-GAAP)	425	619	748

Net income (GAAP)	23,014	26,157	23,511
Total pre-tax impact of non-GAAP adjustments	2,494	8,856	4,008
Income tax impact of non-GAAP adjustments	(1,204)	(1,147)	(2,386)
Net income (non-GAAP)	24,305	33,866	25,133

Earnings per diluted ADS (GAAP)	$0.65	$0.73	$0.65
Earnings per diluted ADS (non-GAAP)	$0.68	$0.95	$0.70

Shares used in computing earnings per diluted ADS (GAAP)	35,412	35,623	35,972
Non-GAAP Adjustments	115	201	79
Shares used in computing earnings per diluted ADS (non-GAAP)	35,527	35,824	36,051

(A) Excludes stock-based compensation as follows:
Cost of Sales	43	199	67
Research & development	1,165	5,076	1,850
Sales & marketing	450	1,476	609
General & administrative	331	1,676	609

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2016 ($)	Dec. 31, 2016 ($)	Mar. 31, 2017 ($)
Cash and cash equivalents	186,189	274,483	302,462
Short-term investments	4,818	3,302	1,900
Accounts receivable (net)	77,277	73,599	60,456
Inventories	72,774	71,887	75,934
Refundable deposits – current	19,302	44,393	44,269
Prepaid expenses and other current assets	4,587	9,236	10,279

Total current assets	364,947	476,900	495,300
Long-term investments	133	120	120
Property and equipment (net)	49,598	47,892	48,292
Goodwill and intangible assets (net)	75,469	73,883	73,369
Other assets	4,743	7,231	5,708

Total assets	494,890	606,026	622,789

Accounts payable	46,851	31,739	30,860
Loans	—	25,000	25,000
Income tax payable	16,728	20,271	24,909
Accrued expenses and other current liabilities	48,240	68,976	52,937

Total current liabilities	111,819	145,986	133,706
Other liabilities	13,314	17,277	18,187

Total liabilities	125,133	163,263	151,893
Shareholders’ equity	369,757	442,763	470,896

Total liabilities & shareholders’ equity	494,890	606,026	622,789

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2017 and full year 2017 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2017 and full year 2017. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 29, 2016. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com